EXHIBIT 21.1
THE ESTÉE LAUDER COMPANIES INC.

SIGNIFICANT SUBSIDIARIES

All significant subsidiaries are wholly-owned by The Estée Lauder Companies Inc. and/or one or more of its wholly-owned subsidiaries.

Name	Jurisdiction in which Organized

Estee Lauder Inc.	Delaware

Estee Lauder International, Inc.	Delaware

ELC Management LLC	Delaware

Estee Lauder Luxembourg S.a.R.L.	Luxembourg

Estee Lauder BV	Belgium

NEDP Holding S.a.R.L.	Luxembourg

Estee Lauder AG Lachen	Switzerland

ELCA Cosmetics GmBH	Switzerland

Estee Lauder COORDINATION Center BV	Belgium

DB Midco Inc.	Canada

DB GP Co. Inc.	Canada

DB Partners LP	Canada

DB Newco Inc.	Canada

DB Amalco Inc.	Canada

Beautiful Holdings ULC	British Columbia

Deciem Beauty Group Inc.	Canada

Estee Lauder (Shanghai) Commercial Company Ltd.	China